UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of FEBRUARY, 2005.

                        Commission File Number: 0-30464


                              IMA EXPLORATION INC.
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                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date:   FEBRUARY 17, 2005                  /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO


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                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         IMA Exploration Inc. (the "Issuer")
         #709 - 837 West Hastings Street
         Vancouver, BC
         V6C 3N6
         Phone:  (604) 687-1828

2.       DATE OF MATERIAL CHANGE

         February 17, 2005

3.       PRESS RELEASE

         The press release was released on February 17, 2005 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Ontario, Alberta and Quebec Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Joseph Grosso
         Phone: (604) 687-1828

9.       DATE OF REPORT

         February 17, 2005.



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                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR  OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

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NEWS RELEASE                                                   FEBRUARY 17, 2005

                     WORLD CLASS MINING EXECUTIVE JOINS IMA
                TO DEVELOP ITS 100% OWNED NAVIDAD SILVER DEPOSIT

IMA EXPLORATION INC.'s President & C.E.O., Mr. Joseph Grosso, proudly announces the appointment of Eng. Augusto Baertl, former President of mining giant Antamina, as President & C.E.O. of IMA Latin America, based in Lima Peru. Mr. Baertl will be responsible for the development of IMA's 100% owned Navidad silver deposit in Argentina.

He will bring with him a lifetime of mining development experience and a knowledge of Latin American culture that will be extremely valuable in working with Argentineans. He will work in conjunction with Inversiones Mineras Argentinas S.A. ("IMASA") President Eng. Carlos D'Amico and with the existing technical geological team led by Dr. Paul Lhotka, who will continue with his excellent exploration program to prove more value.

As the former President of Compania Minera Antamina, Mr. Baertl successfully conducted the exploration, development, construction and start up of the world class Antamina deposit (owned by Noranda Inc.33.75%, BHP Billiton 33.75%, Teck Cominco Corporation 22.5% and Mitsubishi Corporation 10%; and, estimated to contain an in-pit resource of 530 million tonnes grading 1.22% copper, 1.0% zinc, and 13.7 grams/tonne of silver). Development of Antamina involved a capital investment of US$2.2 Billion and under Mr. Baertl's leadership, Antamina was operational ahead of schedule, under budget and in strict compliance with international social and environmental standards. With a milling rate of 70,000 tonnes per day, Antamina is among the largest producers of copper and zinc concentrates in the world.

A graduate from the Mining Engineering School of Mines of the Universidad Nacional de Ingenieria, Peru. Mr. Baertl has also completed management programs at the Kellogg's Graduate School of Management at Northwestern University and the Senior Management Program at Harvard University. Mr. Baertl is well known within the international mining community and comes from one of Peru's most prominent mining families, who led the development of the MILPO Mining Corporation. At MILPO, Mr. Baertl held several positions including President and CEO.

Currently Mr. Baertl serves on the board of the Canada-Peru Chamber of Commerce. He also serves on the boards of Interbank, FIMA, the National Mining, Oil and Energy Association. In addition, he is currently serving as Chairman of the Board of Horizonte Corporativo and Avanzando Juntos, two important non-profit organizations.

NEWS RELEASE                                                   FEBRUARY 17, 2005
IMA EXPLORATION INC.                                                      PAGE 2
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In recognition  of his  professional  accomplishments  he received the following
awards:  the  2003  Peru  Engineers   Association's  Award  of  Recognition  for
Institutional Achievement; Businessman of the Year in 2001 by the Instituto Peruano de Administracion; and, Business Man of the Century in 1999 awarded by the Universidad Nacional de Ingenieria.

ON BEHALF OF THE BOARD

/s/ Joseph Grosso
----------------------------------
Mr. Joseph Grosso, President & CEO

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Vice President Investor Relations, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                   2005 NUMBER 5


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